

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2011

Matthew J. Zouvas
President and Chief Executive Officer
Alternative Energy Media, Inc.
3160 Camino Del Rio South, #310
San Diego, CA 92108

> **Re: Alternative Energy Media, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 27, 2011**
> **File No. 333-176169**

Dear Mr. Zouvas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated September 6, 2011. If, as you state, you believe that you do not fall within the definition of a blank check company and are not subject to Rule 419 of Regulation C, please include in your prospectus appropriate disclosure to demonstrate your status as a non-blank check company. In this regard, please include, if true, an affirmative statement in the forepart of your prospectus stating clearly that you are not a blank check company and that you have no plans or intentions to be acquired or to merge with an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change your management.

   Also, please disclose whether any members of your management or any your affiliates have been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date, and describe exactly how that company was formed and why.

2. We note your response to comment one in our letter dated September 6, 2011 that you are "not a blank check company" and that your "planned principal operations have begun." We further note references throughout your filing, such as on page 9, of your status as a "shell company" and the need to acquire additional assets or other businesses in order to cease being a "shell company." Please clarify or revise.

Calculation of Registration Fee, page 2

3. Please clarify that the proposed maximum offering price per share is $0.01.

Prospectus Cover Page, page 3

4. We note your statement in the second paragraph on page 21 that "[a]t present, it is uncertain whether our founder and president is willing to lend or invest any additional funds of his own after this Offering into the Company, nor has the Company commenced negotiating with him the terms of any such financing. To date, we have not sought any funding source and have not authorized any person or entity to seek out funding on our behalf." Please state this on your prospectus cover page.

Prospectus Summary, page 4

About Alternative Energy Media, Inc., page 4

5. We note your response to comment nine in our letter dated September 6, 2011 and the related revisions in your filing that your "planned principal operations to date have included" the redevelopment of each of your websites. We further note your disclosure in the second paragraph on page 23 that, as part of your costs, you "incur additional website development charges when they are performed, of which there have been none to date." Please clarify the redevelopment you have undertaken for each website.

Risk Factors, page 7

20. The proposed aggregate proceeds of the Offering are less than…, page 11

6. We note your response to comment 15 in our letter dated September 6, 2011 and the related revisions in your filing that you are "undertaking this Offering in order to establish a shareholder base in [y]our Company, and to become a publicly traded company with increased trading volume for [y]our shares." Please clarify that your shares currently have no trading activity.

Management's Discussion and Analysis or Plan of Operation, page 19

Liquidity, page 20

7. We note your response to comment 22 in our letter dated September 6, 2011 and the
    related revisions in your filing on page II-1 and your statement that "[a]bsent sufficient
    revenues to pay these amounts, we will seek financing from multiple sources that may
    loan to us the funds to cover the balance of outstanding professional and related fees
    pursuant to the Offering." Please clarify how you will proceed if you receive none of the
    proceeds from this offering.

Business, page 23

8. We note your response to comment 27 in our letter dated September 6, 2011 and the
    related revisions in your filing. Please reconcile the revised disclosure on pages 20 and
    21 of your filing with the disclosure in the Timing section on page 24.

Directors, Executive Officers, Promoters and Control Persons, page 26

9. We note your response to comment 30 in our letter dated September 6, 2011 that you
    have "revised [the] registration statement on page 4." We further note the revisions on
    page 26 discussing Mr. Zouvas' prior directorship at Power-Save Energy Company.
    Please provide any other relevant directorships held by Mr. Zouvas or confirm there are
    none.

Plan of Distribution, page 33

Any purchaser of our securities should be aware…, page 35

10. We note your response to comment 17 in our letter dated September 6, 2011 and the
    related revisions in your filing. Please also revise the threshold price referenced on page
    36 to $5.00. Please see Rule 3a51-1(d) of the Exchange Act.

Financial Statements, page F-1

Notes to Financial Statements, page F-7

Note 3. Going Concern, page F-9

11. We reviewed your revisions in response to comment 36 in our letter dated September 6,
    2011. Please revise your disclosure to address your expected demands for cash during
    the twelve-month period following the date of the most recent balance sheet presented.

Part II – Item 13 Other Expenses of Issuance and Distribution

12. We note your revisions here in response to comment 22 in our letter dated September 6, 2011. Please include the revisions in an appropriate place in the prospectus. In doing so, please tell us what comprises the "Incidental Costs of the Offering." In this regard, we note that the sum of any incidental costs, such as blue sky and transfer agent fees, presented in the table above do not total $10,000 so it is unclear what this amount represents.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535 or me, at (202) 551-3264, with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Blair Krueger, Esq.
        The Krueger Group, LLP